SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 5 March 2004

NOVO NORDISK A/S (Exact name of Registrant as specified in its charter)

Novo Allé DK- 2880, Bagsvaerd Denmark (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82- __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: 5 March 2004	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer

Stock Exchange Announcement

5 March 2004

Presentation of data on rFVIIa in the treatment of bleeding in severely injured trauma patients

As communicated in connection with the release of Novo Nordisk’s financial results for 2003 the results of a key phase 2 study of rFVIIa (NovoSeven®) in the treatment of critically bleeding, multi-trauma patients will be presented at the 6th World Congress on Trauma, Shock, Inflammation and Sepsis in Munich, Germany.

The trauma study involved 280 patients in five continents, with critical bleeding related to either blunt or penetrating trauma. Patients that had been hospitalised with life-threatening bleeding, and who had already received transfusion of eight units of blood, were randomised to receive either rFVIIa or placebo, in addition to conventional treatment.

The key conclusions from the study were already announced by Novo Nordisk on 19 December 2003. Hence, the presentation will focus on the details regarding patient characteristics, effects on red blood cell transfusion (RBC), reduction in complications and the side effect profile.

CONFERENCE CALL

At 16.30 CET today, corresponding to 15.30 UK time and 10.30 am New York time, a brief conference call subsequent to the actual presentation at the conference will be held. The number of the conference call is +44 207 162 0180 / +1 334 420 4951 and the password is Novo Nordisk. If you have any problem accessing the conference please call Novo Nordisk Investor Relations Coordinator Kazuko Kjeldsen at +45 4442 6035. Investors will also be able to listen in via a link on novonordisk.com, which can

Stock Exchange Announcement No 21 / 2004	Page 1 of 2

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

be found under ‘Investors – Conference call’. Presentation material for the conference call will be made available immediately before the conference on the same page.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 18,800 full-time employees in 69 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol ‘NVO’. For more information, visit novonordisk.com.

For further information please contact:
Media:	Investors:

Outside North America: Mike Rulis Tel (direct): (+45) 4442 3573	Outside North America: Palle Holm Olesen Tel (direct): (+45) 4442 6175

In North America: Susan T Jackson Tel (direct): (+1) 609 919 7776	In North America: Christian Kanstrup Tel (direct): (+1) 609 919 7937

Stock Exchange Announcement No 21 / 2004	Page 2 of 2

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790